Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	Q3, 2024	2023	2022	2021	2020	2019

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	7,724	9,671	12,932	12,826	8,396	11,270
less: gain from investees	157	153	268	339	242	650

	7,567	9,518	12,664	12,487	8,154	10,620

Fixed charges	2,225	2,912	2,649	1,560	1,661	1,894

Earnings	9,792	12,430	15,313	14,047	9,815	12,514

Fixed charges
Interest expense	2,225	2,912	2,649	1,560	1,661	1,736
Estimate of the interest within rental expense	—	—	—	—	—	158

Fixed charges	2,225	2,912	2,649	1,560	1,661	1,894

Preference security dividend requirements(1)	437	544	330	300	240	233

Fixed charges and preferred dividends	2,662	3,456	2,979	1,860	1,901	2,127

Ratio of earnings to fixed charges	4.40	4.27	5.78	9.00	5.91	6.61

Ratio of earnings to combined fixed charges and preferred dividends	3.68	3.60	5.14	7.55	5.16	5.88

Including interest on deposits
Earnings
Income from continuing operations before income taxes	7,724	9,671	12,932	12,826	8,396	11,270
less: gain from investees	157	153	268	339	242	650

	7,567	9,518	12,664	12,487	8,154	10,620

Fixed charges	32,005	38,562	15,443	8,025	12,392	15,765

Earnings	39,572	48,080	28,107	20,512	20,546	26,385

Fixed charges
Interest expense	32,005	38,562	15,443	8,025	12,392	15,607
Estimate of the interest within rental expense	—	—	—	—	—	158

Fixed charges	32,005	38,562	15,443	8,025	12,392	15,765

Preference security dividend requirements(1)	437	544	330	300	240	233

Fixed charges and preferred dividends	32,442	39,106	15,773	8,325	12,632	15,998

Ratio of earnings to fixed charges	1.24	1.25	1.82	2.56	1.66	1.67

Ratio of earnings to combined fixed charges and preferred dividends	1.22	1.23	1.78	2.46	1.63	1.65

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred shares and other equity instruments.